# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Nano Nuclear Energy Inc., CIK 0001923891
CUSIP: 63010H124
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10 Times Square, 30th Floor, NEW YORK, New York (NY), 10018
Date of event which requires filing of this statement: 01/28/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001493152-26-000182
Filed by CIK 0002011890

## Reporting persons
- I Financial Ventures Group LLC.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 8,924,000; shared voting power 0; sole dispositive power 8,924,000; shared dispositive power 0; aggregate amount beneficially owned 8,924,000 (17.1% of the class)
  Comment: (1) The 8,924,000 shares of common stock of the Issuer beneficially owned and referred to in Rows 5, 7, and 9 represent the sum of (i) 8,724,000 shares of common stock owned as of February 3, 2026; and (ii) options to purchase 200,000 shares of common stock which are exercisable within 60 days of February 3, 2026. Jiang Yu, the Issuer's President, Secretary, Treasurer, and Chairman of the Board of Directors, is the sole member and control person of I Financial Ventures Group LLC. ("I Financial"), and exercises voting and dispositive power of the securities held of record by I Financial. (2) The percentage in Row 11 is based on 52,081,794 shares of common stock of the Issuer issued and outstanding as of February 3, 2026.
- Jiang Yu: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 300,000; shared voting power 8,924,000; sole dispositive power 300,000; shared dispositive power 8,924,000; aggregate amount beneficially owned 9,224,000 (17.5% of the class)
  Comment: (1) Represents options to purchase 300,000 shares of common stock of the Issuer which are exercisable within 60 days of February 3, 2026, directly owned and referred to in Rows 5, 7 and 9; (2) Represents (i) 8,724,000 shares of common stock of the Issuer as of February 3, 2026; and (ii) options to purchase 200,000 shares of common stock of the Issuer which are exercisable within 60 days of February 3, 2026, all of which are beneficially owned through I Financial (as defined below) and referred to in Rows 6, 8 and 9; Jiang Yu, the Issuer's President, Secretary, Treasurer, and Chairman of the Board of Directors, is the sole member and control person of I Financial, and exercises voting and dispositive power of the securities held of record by I Financial. (3) The percentage in Row 11 is based on 52,081,794 shares of common stock of the Issuer issued and outstanding as of February 3, 2026. EXPLANATORY NOTE The following constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13G and 13G/A jointly filed with the SEC by I Financial Ventures Group LLC. and Jiang Yu (each a "Reporting Person" or collectively, the "Reporting Persons") on February 13, 2025 and January 2, 2026, respectively (collectively, the "Schedule 13G"). This Amendment No. 2 amends and supplements the Schedule 13G as specifically set forth herein. The Reporting Persons are filing this Amendment No. 2 to report certain changes in their beneficial ownership of common stocks of the Issuer as a result of the sale of an aggregate of 888,000 shares of common stock pursuant to a Rule 10b5-1 plan adopted on September 23, 2025. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13G. Information given in response to each Item below shall be deemed incorporated by reference in all other Items where such information is relevant and applicable. Except as set forth herein, the Schedule 13G is unmodified and remains in full force and effect.

## Item 1. Issuer
Name of issuer: Nano Nuclear Energy Inc.
Address of issuer's principal executive offices: 10 Times Square, 30th Floor, NEW YORK, NEW YORK, 10018.

## Item 2. Person Filing
Name of person filing: I Financial Ventures Group LLC. and Jiang Yu (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 10 Times Square, 30th Floor, New York, New York 10018
Citizenship: I Financial Ventures Group LLC. is a limited liability company formed in Delaware. Jiang Yu is a citizen of the United States of America.

## Item 4. Ownership
Amount beneficially owned: As of February 3, 2026, the Reporting Person I Financial Ventures Group LLC. ("I Financial") may be deemed to beneficially own 8,924,000 shares of common stock of the Issuer. Jiang Yu, the Issuer's President, Secretary, Treasurer, and Chairman of the Board of Directors, is the sole member and control person of I Financial, and exercises voting and dispositive power of the securities held of record by I Financial. As such, Mr. Yu may be deemed to have beneficial ownership of the securities held of record by I Financial and have voting and dispositive power with respect to such securities. The percentages of the shares of common stock beneficially owned by the Reporting Persons are based on the (i) sum of (A) a total of 8,724,000 shares of common stock owned as of February 3, 2026, and (B) options to purchase 200,000 shares of common stock which are exercisable within 60 days of February 3, 2026 for the Reporting Persons, and (C) for Mr. Yu only, options to purchase 300,000 shares of common stock which are exercisable within 60 days of February 3, 2026, divided by (ii) the sum of (A) 52,081,794 shares of common stock of the Issuer issued and outstanding as of February 3, 2026, and (B) 200,000 shares of common stock which are exercisable by the Reporting Persons within 60 days of February 3, 2026, and (C) for Mr. Yu only, 300,000 shares of common stock which are exercisable by Mr. Yu within 60 days of February 3, 2026.
Percent of class: The 8,924,000 shares of common stock of the Issuer beneficially owned by the Reporting Person I Financial constituted approximately 17.07 % of the total shares of common stock of the Issuer issued and outstanding as of February 3, 2026. The percentage of the shares of common stock beneficially owned by such Reporting Person is based on the sum of (A) 52,081,794 shares of common stock of the Issuer issued and outstanding as of February 3, 2026, and (B) 200,000 shares of common stock which are exercisable by such Reporting Person within 60 days of February 3, 2026. The 9,224,000 shares of common stock of the Issuer beneficially owned by the Reporting Person Jiang Yu constituted approximately 17.54 % of the total shares of common stock of the Issuer issued and outstanding as of February 3, 2026. The percentage of the shares of common stock beneficially owned by such Reporting Person is based on the sum of (A) 52,081,794 shares of common stock of the Issuer issued and outstanding as of February 3, 2026, and (B) 200,000 shares of common stock which are exercisable by such Reporting Person within 60 days of February 3, 2026, and (C) 300,000 shares of common stock which are exercisable by such Reporting Person within 60 days of February 3, 2026.
Sole power to vote or to direct the vote: I Financial Ventures Group LLC.: 8,924,000 Jiang Yu: 300,000
Shared power to vote or to direct the vote: I Financial Ventures Group LLC.: 0 Jiang Yu: 9,224,000
Sole power to dispose or to direct the disposition: I Financial Ventures Group LLC.: 8,924,000 Jiang Yu: 300,000
Shared power to dispose or to direct the disposition: I Financial Ventures Group LLC.: 0 Jiang Yu: 9,224,000

## Exhibits
The Joint Filing Agreement filed as Exhibit 1 to the Schedule 13G filed on February 13, 2025 is incorporated herein by reference.

## Signatures
- I Financial Ventures Group LLC.: /s/ Jiang Yu, Jiang Yu, Sole Member (02/04/2026)
- Jiang Yu: /s/ Jiang Yu, Jiang Yu (02/04/2026)